Exhibit 99.1

SANDSTORM GOLD PROVIDES ASSET UPDATES

Vancouver, British Columbia — February 17, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to provide an update at various projects underlying the Company’s streams and royalties.

TRUE GOLD ANNOUNCES STACKING OF ORE ON LEACH PADS AT KARMA

Construction at the Karma Gold Mine (“Karma”) owned by True Gold Mining Inc. (“True Gold”), is approximately 94% complete with commissioning activities underway. Over 500,000 tonnes of stockpiled ore are providing the initial feed to the fully commissioned soft rock crusher, agglomeration and stacking circuit. The agglomerated ore is currently being stacked on the leach pad. Other highlights related to True Gold’s progress at Karma are listed below:

•	Piping and solution collection systems for leach pad cells 1 to 3 have been completed;

•	Construction of the three process solution ponds (pregnant, intermediate, and barren) is complete;

•	The ADR plant is nearing completion with the final installation of piping, electrical and instrumentation remaining; and

•	Phase I of the grade control drilling program for the Goulagou II pit has been successfully completed and the results are consistent with the anticipated tonnage and grade for the volume drilled.

Sandstorm has a gold stream agreement to purchase 25,000 ounces of gold over five years and 1.625% of the gold produced thereafter from the Karma Project. Sandstorm will make ongoing payments of 20% of the spot price of gold for each ounce purchased from True Gold.

For more information, visit the True Gold website at www.truegoldmining.com and see the press release dated February 11, 2016.

MARIANA RESOURCES ANNOUNCES HIGHEST GRADE GOLD-COPPER INTERCEPT AT HOT MADEN

Mariana Resources Ltd. (“Mariana”), continues to report high grade, near-surface gold-copper mineralization from drilling at the Hot Maden project in Turkey (“Hot Maden”). The most recent results include the highest grade gold-copper intercept to date. The key intercepts from the eight drill holes include:

•	HTD-34: 71.0 metres @ 32.7 grams per tonne (g/t) gold and 1.9% copper from 55 metres downhole, including 22.0 metres @ 83.9 g/t gold and 1.8% copper from 89 metres downhole.

•	HTD-35: 63.6 metres @ 14.5 g/t gold and 3.4% copper from 46.8 metres downhole, including 21.0 metres @ 38.9 g/t gold and 5.1% copper from 85 metres downhole.

The resource extension drilling at Hot Maden is ongoing and is expected to be accelerated with the addition of a second drill rig. There is also metallurgical test work underway to evaluate crushing and grinding methods and the resulting gold-copper recoveries. Mariana expects that a maiden Preliminary Economic Assessment of Hot Maden will be completed in Q4 2016.

For more information and complete drill results visit the Mariana Resources website at www.marianaresources.com/news/news-2016 and see the press release dated February 8, 2016.

Sandstorm holds a 2.0% net smelter returns (“NSR”) royalty on the Hot Maden project.

LAKE SHORE GOLD ANNOUNCES LARGE INITIAL RESOURCE AT 144 GAP DEPOSIT

Lake Shore Gold Corp. (“Lake Shore”) announced the completion of an initial resource estimate for the 144 Gap Deposit located in Timmins, Ontario (February 8, 2016 News Release). The reported resource contains 301,700 contained ounces of gold in the Indicated category and 319,200 ounces of gold in the Inferred category as outlined below:

Category	Tonnes	Capped Grade (g/t Au)	Ounces Au
Indicated	1,734,000	5.41	301,700
Inferred	1,914,000	5.19	319,200

1.	Mineral resource estimates have been classified according to CIM Definitions and Guidelines.
2.	Mineral resources incorporate a minimum cut-off grade of 2.6 grams per tonne gold.
3.	Mineral resources are not reserves and are not economically viable.
4.	Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.
5.	Cut-off grades assume mining, G&A and trucking costs of $74 per tonne and processing costs of $22 per tonne. Metallurgical recoveries are estimated at 97.0% based on initial test work.
6.	Mineral resources have been estimated using Inverse Distance Squared estimation method and gold grades which have been capped between 70 and 120 grams per tonne based on statistical analysis of each zone.
7.	Assumed minimum mining width is two metres.
8.	The resource estimate was completed using a total of 291 holes of new drilling for a total of 176,332 metres. The resources are contained in nine separate zones lying between the 600 metre and 1,000 metre levels. Average horizontal widths are estimated at between 30-50 metres.
9.	The resource estimate has not been filed on SEDAR, but is anticipated to be filed within 45 days from the announcement date of February 8, 2016.
10.	The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.
11.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.

Subsequent to the closure of the database for resource estimation, Lake Shore completed an additional 47 holes (10,134 metres) of core drilling within and surrounding the new resource. The results from these holes generally confirm the original work and highlight new opportunities for resource expansion.

For more information and complete drill results, visit the Lake Shore website at www.lsgold.com/Investor-Centre/Press-Releases/default.aspx and see the press release dated February 8, 2016.

Sandstorm holds a 1.0% NSR royalty on the 144 Gap Deposit.

SANDSTORM PROVIDES UPDATE ON TECK TRANSACTION, RECEIVES FIRST PAYMENT FROM YAMANA STREAMS

Teck Royalty Package

Sandstorm announced an agreement to acquire 56 royalties from Teck Resources Limited on January 19, 2016. Since that time, 36 of the royalties have been transferred to the Company, including the 2.0% NSR royalty on the Hot Maden project referenced above. The remaining royalties are subject to various transfer consents and are expected to close before the end of April 2016. It is expected that Centerra Gold Inc. will exercise the right of first refusal option on the Öksüt royalty, reducing Sandstorm’s purchase price for the royalty package from US$22 million to US$19 million.

Yamana Streams

In February, Sandstorm received its first silver and copper payment from Yamana Gold Inc. (“Yamana”) in connection with to the multi-asset stream transaction announced on October 27, 2015. The silver streams are on Yamana’s Minera Florida mine in Chile and the Chapada mine in Brazil. Sandstorm expects to receive approximately 300,000 silver ounces from the silver streams in 2016. The copper stream is also on the Chapada mine and Sandstorm expects to receive 3.9 million pounds of copper this year.

Based on current commodity prices, it is anticipated that the silver and copper streams will generate approximately US$8.0 million of cash flow in 2016, increasing to US$19.0 million per annum by 2019.

QUALIFIED PERSON, QA/QC

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

Mariana Resources

Mineralised intervals presented for Hot Maden are drill intersection widths and may not represent true widths of mineralisation. Drill core obtained from the diamond drill program is dominantly HQ-sized core with the remainder being PQ-sized core. All drill core is photographed and quick logged prior to sampling. Standard sampling protocol involves the halving of all drill core and sampling over generally 1 metre intervals (in clearly mineralized sections) or 2 metre intervals (elsewhere), with one half of the core being placed in a sealed sample bag and dispatched to the analytical laboratory for analysis and one half remaining on-site in core trays.

Analyses of all samples are performed at ALS Laboratories’ facility in Izmir, western Turkey. All samples are analyzed for gold using a 30 gram Fire Assay with AAS finish, in addition to a 33 element ICP-AES analysis using a four acid digest (ME-ICP61). Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (100 ppm), Cu (10,000 ppm), Fe (50%), Pb (10,000 ppm), and Zn (10,000 ppm) are reanalyzed using the AAS analytical technique. Standards and blanks are inserted in to the analytical sequence on the basis of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples.

Lake Shore Gold

Lake Shore has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 g/t gold, the sample is fire assayed with a gravimetric finish. Select zones with visible gold are tested by pulp metallic analysis. NQ size surface drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. BQ size underground drill core is either saw cut or whole core sampled. The drill core is transported in security sealed bags for preparation to the ALS Minerals analytical facility located in Val d'Or Quebec for fire assay. This ALS Minerals facility is registered ISO 9001-2008 (CERT-0051527) and is SCC ISO/IEC 17025:2005 Accredited (#689). Most underground drill core is analyzed by Activation Laboratories Ltd. (Actlabs) in Timmins, Ontario. Actlabs is an ISO/IEC 17025:2005 Accredited laboratory. Lake Shore did not provide QA/QC information regarding geochemical standards or duplicates.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 132 streams and royalties, of which 19 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178